

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2012

Via E-mail
Jack Brothers
Chief Executive Officer
Red Bullet Racing Corporation
c/o 901 S. Federal Highway
Hallandale Beach, FL 33009

> **Re:** **Red Bullet Racing Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-178754**
> **Macho Uno Racing Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178781**
> **Ginger Punch Racing Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178782**
> **Perfect Sting Racing Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178783**
> **Awesome Again Racing Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178784**
> **Ghostzapper Racing Corporation**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed February 14, 2012**
> **File No. 333-178785**

Dear Mr. Brothers:

We have reviewed your response to our letter dated January 19, 2012 and have the following additional comments.

Red Bullet Racing Corporation

General

1. We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

2. We note your response to prior comment 18 that your websites are expected to be operational on or about March 7, 2012. Please confirm that any web pages containing communications relating to this offering will not be active prior to effectiveness of the registration statement.

Cover Page of Prospectus

3. Please quantify the convenience fee associated with a debit card transaction here and throughout the prospectus.

Our Company, page 1

4. Please revise the third paragraph of this section to disclose that limiting each Racing Company to 20 horses may involve a higher degree of risk than having a pool of 120 horses.

The Original Horse Stock Exchange, page 1

5. We note your revised disclosure that you intend to brand the Racing Companies collectively as "The Original Horse Stock Exchange." Please describe the "certain purposes" for which you are branding the Racing Companies in this manner. Additionally, please clarify whether you are branding the Racing Companies in this manner solely to promote the sale of your stock to potential investors or whether you intend to also utilize this branding strategy to market your operations. If one of the purposes is to promote the sale of your stock, please explain why you believe your branding efforts would not be potentially misleading to investors by creating the impression that you function as a stock exchange. Also, to the extent you will incur material expenditures in conjunction with the branding campaign, please disclose in Our Business Plan and Use of Proceeds.

Our Strategy, page 2

6. We note your response to prior comment 2. Please revise to explain why many owners are reluctant to sell an "in-form" three-year old thoroughbred. Please also balance your

disclosure in this section by disclosing that your plan to sell three-year olds at auction is an untested business model and may not result in returns to your investors.

Limitations on Ownership, page 8

7. Please describe the specific limits on voting and distribution rights and the company's right to redeem shares purchased in this offering.

8. Please add a separate question and answer discussing limitations on ownership because of state regulatory provisions and the provisions in your certificate of incorporation limiting voting and distribution rights and the possibility of redemption to ensure compliance with state regulatory requirements. In this regard, please also add risk factors describing the attendant risks.

Our Business Plan, page 44

9. We note your response to prior comment 49 and reissue in part. Please explain how your limited operating period will maximize the return to your investors.

Horse Acquisitions, page 45

10. We note your response to prior comment 51. Please explain what you mean by "precocious" horses in the second to last paragraph on page 46 and briefly explain why the selection team considered but did not select this type of horse.

Liquidation, page 53

11. We note your response to prior comment 56. Please explain why there is no established market for the sale of three-year olds and the reasons for the limitations on supply you reference in your revised disclosure. Please also provide the basis for and explain in greater detail your belief there is "unmet market demand."

12. In this regard, please discuss why it is advantageous to auction your horses during the liquidation period as opposed to selling the horses through privately negotiated transactions, which appears to be the industry practice for horses of this age.

13. In addition, please address the possibility, given there is not currently an established market for the sale of three-year olds, that attempting to auction a pool of up to 120 horses in a limited period of time could have the effect of significantly reducing the sale prices of your horses.

Government Regulation, page 56

14. We note your response to prior comments 61 and 62. Please respond to these comments as soon as you are able. We may have additional comment upon review of your response.

Employees, page 57

15. We note that you disclose how much time your two employees will allocate to the Racing Companies in the aggregate. Please also disclose how much time they will allocate to each individual Racing Company.

Description of Capital Stock, page 66

16. Please revise to summarize the material provisions in your restated certificate of incorporation that limit voting rights or distributions in order to ensure compliance with state regulatory requirements.

Certain Redemption Provisions, page 66

17. Please disclose all of the material redemption provisions. Please address, for example, how the redemption price will be determined and what the consideration will be. Please also discuss the requirements you intend to impose on holders of 3% or more of your securities.

Plan of Distribution, page 72

18. Please provide us with screenshots of web pages and copies of any other written materials you anticipate using in connection with the distribution of securities. We may have further comment upon review of the materials.

19. In this regard, please explain in greater detail each method of advertising you intend to use to solicit investors. For each method, please provide us with a detailed analysis how the method will meet the requirements of Sections 5 and 10 of the Securities Act, Securities Act Rule 164, and Rule 433 of Regulation C.

Macho Uno Racing Corporation

Risk Factors, page 16

20. Refer to the risk factor regarding the expression, by your independent registered public accountants, of substantial doubt that you will be able to continue as a going concern on page 18. The audit report to which you refer appears to be dated December 28, 2011. Please revise or advise. Please revise similar risk factors in the registration statements of

Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation, and Ghostzapper Racing Corporation.

Financial Statements

Note 2. Significant Accounting Policies

Livestock Horses, page F-8

21. Refer to your response to prior comment 81. We assume that the horse to which you refer is named Morse Code Mama. We also assume that the surgery has been successful and that the filly has returned to training and is no longer identified as injured in Amendment 1, under the heading "Racehorses are prone to injury" on page 21. If our assumptions are correct, please confirm. Alternatively, please explain how our understanding is not correct.

22. It appears that three additional horses have been injured subsequent to December 16, 2011. One of these horses appears to have had a purchase price of $180,000 and the combined value of the three injured horses appears to amount to $240,000, which constitutes approximately 19% of the balance of "Livestock Horses" at December 16, 2011. If our understanding is correct, we believe that additional disclosures are required as this is a Form S-1. Specifically, we believe that these nonrecognized subsequent events should be disclosed in a footnote as contemplated by ASC 855-10-50 and Rule 8-03 (b) (2) of Regulation S-X.

23. Further, in view of the relative significance of the injured horses, we believe that these matters should be specifically disclosed in MD&A as a known uncertainty that might reasonably be expected to have a material impact on revenues and or operating income. Address the consideration you have given to the possibility of impairment here and in the financial statement footnote referenced above. Finally, please expand the related risk factor discussion on page 21 to quantify the dollar value of the injured horses. Update your information to the most recent practicable date.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief